ULTRADATA SYSTEMS, INCORPORATED
                         1240 Dielmann Industrial Ct.
                             St. Louis, MO 63132

October 12, 2005

Via EDGAR
Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

	Re:  Ultradata Systems, Inc.
	     Form 10-KSB for the Fiscal Year Ended December 31, 2004
	     Filed March 17, 2005
             Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 Filed August 18, 2005
             File No. 0-25380

Dear Mr. Skinner:

	We are writing in response to your letter to the undersigned dated September 28, 2005. The specific inquiries in your letter have been transcribed below, each followed by our response.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(D) REVENUE RECOGNITION, PAGE FS-7

1. Your current disclosure indicates that you recognize revenue upon shipment. Tell us how your revenue recognition policy complies with SOP 97-2 or SAB 104, whichever is applicable. Specifically address how you have considered the four criteria for revenue recognition set forth in paragraph 8 of SOP 97-2 or SAB Topic 13:A:1.

     RESPONSE:

     We recognize revenue under SAB 104 following the four criteria as follows:

     A. Evidence of an agreement exists - The buyer is obligated to pay the Company at the time of the sale. The buyer is responsible for the products upon shipment by the Company. The Company does not guarantee that the buyer will receive a minimum amount upon resale of the products.

     B. Price is fixed and determinable - The product price is fixed upon the shipment of the product.

     C. Delivery and Performance - The customer assumes the risks and rewards of ownership upon shipment of the goods. The Company does not have any substantial performance requirements upon shipment.

     D. Collectability is reasonably assured - The Company ships its products under standard sales terms and the Company does not enter into contingent payment sales or bill hold transactions.

2. We note that you provide a right of return and offer rebates to your customers. Tell us how much you have recorded for rebates offered or returns granted and how you have been able to estimate the amount to record at the time revenue is recorded. Refer to paragraph 8 of SFAS 48 and EITF 01-19.

     RESPONSE:

     The Company gives all customers the right to return defective products. The Company's experience has been that such returns amount to less than 1% of sales. Therefore the Company records a 1% reserve for estimated returns on all sales. The Company gives one customer, QVC, the right to return products that are returned to QVC by its customers. During the ten years that the Company has been selling to QVC, returns have averaged less than 4% of sales to QVC. Based on that experience, the Company provides a 4% reserve for estimated returns on sales to QVC. The Company did not have any outstanding rebate offers as of December 31, 2004 or as of December 31, 2003.

NOTE 8. STOCK OPTIONS AND WARRANTS, PAGE FS-15

3. Tell us how you considered the disclosure requirements of paragraph 2(e) of SFAS 148. We also note that your disclosure on page FS-15 indicates you have granted 112,000 options to employees and directors, however, these grants do not appear on your table on page FS-16.


     RESPONSE:

     We reviewed the requirements of paragraph 2(e) of SFAS 148 and feel that we have provided the disclosure required by paragraph 2(e) as follows:
     We have included our accounting policy in Note 1 (O) for our method of valuing stock options and we have included a pro forma footnote in Note 8 disclosing the net income (loss) per share as reported, the pro forma stock -based employee compensation cost that would have been included in the determination of net income if the fair value method had been applied to all awards, and the pro forma basic and diluted earnings (loss) per shares as if the fair value method had been applied to all awards.

     The options are included in the table on page FS-18 in Note 8, paragraph
     (B).

FORM 10-QSB FOR THE FISCAL QUARTER ENDED JUNE 30, 2005

ITEM 1. CONDENSED UNAUDITED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS, PAGE 3

4. We note the significant increase in the prepaid expense balance during the six month period ended June 30, 2005. Tell us the nature of these prepaid expenses at that date.

     RESPONSE:

     The prepaid expenses at June 30, 2005 are $19,085 of prepaid insurance, $50,000 of prepaid legal fees, of which $10,000 has now been returned to the Company, $32,393 prepayment for specialized electronic components, and a $3,258 initial down payment for upgrade of our accounting software.


ACKNOWLEDGEMENT

     Ultradata Systems, Incorporated hereby acknowledges that:

     - Ultradata Systems is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - Ultradata Systems may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Yours.

                                           /s/ Monte Ross
                                           -----------------------------------
                                           Monte Ross, Chief Executive Officer

Cc (by fax):  Stathis Kouninis (SEC)